SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat’s Cellular Subscribers Exceeding Target in 2005

Jakarta, 2 January 2006 – PT Indosat Tbk (”Indosat”) recorded a cellular subscriber exceeding its target in 2005.

”In line with its strategy to focus in cellular business, Indosat recorded an encouraging growth of cellular subscribers in 2005. Until 19 December 2005, we have achieved 14.4 million subscribers or exceeding the 2005 subscribes target of 14 million. The official figure for the year end will be announced when we release the full year report,” stated Indosat’s President Director Hasnul Suhaimi during market opening ceremony in Jakarta Stock Exchange today. ”But we have to bear in mind that the trend in revenue will be very much depend on the average usage of the subscribers or ARPU”.

The achievement in cellular subscribers was due to the Company’s concerted effort in expanding its cellular network to cover all the provinces and quality particularly during the peak seasons. For instance, during the recent peak season, the SMS traffic increased 2 - 3 times compared to regular traffic and reached average delivery SMS  of   88%.

”Indonesia cellular market has a tremendous potential considering its low penetration level compared to the penetration in other countries with similar economic conditions,” explained Hasnul Suhaimi. ”As an operator, we have to deliver the service to our customers and generate sufficient margin to attract investment from the capital market in this sector”.

In 2006 Indosat will continue to build its network quality and coverage, add points of presence, introduce value added services as well as launch affordable products and services. For that purpose, Indosat plans to invest around US$670 million of which 85% will be dedicated to cellular business development.

”We thank our customers, investors and the public for the support and trust in the past year of 2005.  Through our investment and the support from all stakeholders,  we expect  to  add  3 to 4 million new cellular subscribers in 2006 and continue to grow our business,” added Hasnul.

In 2005 the weighted average of Indosat share price in Jakarta Stock Exchange had increased 25.8% compared to the weighted average price in 2004, although closing price declined slightly. Indosat represented around 4% of the Jakarta Composite Index and around 5% of LQ45 index (top 45 most liquid stocks in JSX). Data was quoted from Bloomberg.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact:

Corporate Secretary

Telp: 62-21-3869614 & Fax : 62-21-3804045

Email : investor@indosat.com

Public Relations Division

Telp : 62-21-3869625 & Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operations and may also contain certain projections, plans, strategies, and objectives of Indosat that are not statements of historical fact which would be treated as forward-looking statements within the meaning of applicable law. Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward-looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and its management, as well as financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date   January 3, 2006

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director